SHIP LOGO VANGUARD®

P.O. Box 2600
Valley Forge, PA 19482
610-669-4294

michael_drayo_@vanguard.com

November 20, 2009

via electronic filing

Christian Sandoe, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Bond Index Funds (the “Trust”)

            File No.  33-162598

Dear Mr. Sandoe,

This letter responds to your comments of November 13, 2009 to the Trust’s Registration Statement on Form N-14, which was filed on October 21, 2009.

Comment 1:    Prospectus – Fee Table – Page 6

Comment:         Please move the two footnotes currently below the Shareholder Fees portion of the fee table, to below the Annual Operating Expenses portion of the fee table.

Response:         We have updated the fee table in response to your comment.

Comment 2:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *          *          *          *          *          *          *          *          *

Christian Sandoe, Esq.

U.S. Securities and Exchange Commission

November 20, 2009

Please contact me at 610-669-4294 with any questions or comments regarding the above responses.

                                                                                    Sincerely,

/s/ Michael J. Drayo

Michael J. Drayo

Associate Counsel

The Vanguard Group, Inc.